SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated November 9, 2006, entitled “Cadence and SMIC Collaborate to Address Wireless Design Challenges in China.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: November 21, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated November 9, 2006, entitled “Cadence and SMIC Collaborate to Address Wireless Design Challenges in China.”

Exhibit 99.1

CADENCE AND SMIC COLLABORATE TO ADDRESS WIRELESS DESIGN

CHALLENGES IN CHINA

Design Chain Collaboration Combines Cadence RF Methodology Kit and SMIC Processes for Successful RF IC Designs

SAN JOSE, Calif. and SHANGHAI, China, Nov. 9, 2006 – Cadence Design Systems, Inc. (NASDAQ: CDNS), the leader in global electronic-design innovation, and Semiconductor Manufacturing International Corporation (SMIC) (NYSE: SMI; SEHK: 0981.HK) today announced a new collaboration to deliver the Cadence® RF (Radio-Frequency) Design Methodology Kit to the China RF IC design market. SMIC will develop process-design kits (PDKs) that will support the Cadence RF Design Methodology Kit and will validate the PDKs in a test chip by the end of 2006.

The CMOSRF 180-nanometer PDKs will be available to customers by the end of 2006. Cadence and SMIC will jointly deliver RFIC methodology workshops and provide RF Kit Applicability Consulting to Chinese RF designers.

With this collaboration, wireless chip designers in China will have the necessary tools to achieve shorter, more predictable design cycles by ensuring that silicon performance matches design intent. As part of their joint effort, both companies will also offer applicability training and workshops.

“There are many techniques peculiar to wireless. A design kit with recommendations on methodologies and tools is a benefit to our customers. Our collaboration with Cadence on RF design will help customers in China design and deliver high-quality RF devices,” said Paul Ouyang, vice president of Design Services at SMIC. “The combination of the Cadence advanced full-custom RF IC design technologies, RF Methodology Kit with SMIC’s RF CMOS process technologies will offer the highest levels of quality and productivity enabling silicon success for our customers. We look forward to continuing our close partnership with Cadence to provide to our mutual customer a joint RF IC solution based on 130-nanometer and 90-nanometer RF CMOS processes.”

The RF Methodology Kit includes an 802.11 b/g WLAN transceiver reference design, a full suite of block-, chip-, and system-level testbenches, simulation setups, test plans, and applicability training on the RF design and analysis methodologies.

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The kit focuses on top-down RF IC design and full-chip verification and addresses behavioral modeling, circuit simulation, layout, parasitic extraction and resimulation, and inductor synthesis. It also focuses on IC verification within a system context, leveraging system-level models and testbenches for use by designers in the IC environment.

“We are pleased to collaborate with SMIC on a key effort to help customers in the Chinese RF-design market improve the quality and productivity in the design of their RF devices,” said Jan Willis, senior vice president of Industry Alliances at Cadence. “We look forward to jointly engaging mutual customers through workshops and RF Applicability training in China throughout 2007.”

About SMIC

SMIC (NYSE: SMI; SEHK: 0981.HK) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90 nanometers and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com

About Cadence

Cadence enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence software and hardware, methodologies, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2005 revenues of approximately $1.3 billion, and has approximately 5,200 employees. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

-end-

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Cadence is a registered trademarks and the Cadence logo is a trademark of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning the timing specified products will be available to customers, the benefits of the collaboration to customers and the continuing collaboration between SMIC and Cadence, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

For more information, please contact:

Cadence Design Systems, Inc.

Michael Fournell

(408) 428-5135

fournell@cadence.com

Semiconductor Manufacturing International Corporation:

Reiko Chang

Tel: 6 (21) 5080-2000 ext 10544

Email: PR@smics.com

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